Form SBSE-A Amendment

Filing Date: June 02, 2023

Summary of Changes:

1. Removal of Financial Services and Market Authority (FSMA) from Foreign Financial Regulatory Authorities (Schedule F)
2. Removal of Central Bank of France (ACPR) from Foreign Financial Regulatory Authorities (Schedule F)
3. Removal of Federal Financial Supervisory Authority (BaFin) from Foreign Financial Regulatory Authorities (Schedule F)
4. Removal of Central Bank of Ireland (CBI) from Foreign Financial Regulatory Authorities (Schedule F)
5. Removal of Ontario Securities Commission (OSC) from Foreign Financial Regulatory Authorities (Schedule F)
6. Addition of Financial Sector Conduct Authority (FSCA) to Foreign Financial Regulatory Authorities (Schedule F)
7. Addition of Financial Supervisory Service (FSS) to Foreign Financial Regulatory Authorities (Schedule F)
8. Addition of The People's Bank of China (PBOC) to Foreign Financial Regulatory Authorities (Schedule F)